SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   March 31, 2005 – Q1 - Unaudited Financial Statements   and Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

 BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

3903 – 2045 Lakeshore Blvd. West,  TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

Date       May 26, 2005

By     " Ross McGroarty"

                                                                                        Ross McGroarty, Chairman, ASO

INTERIM FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(A Development Stage Company)

THREE MONTHS ENDED MARCH 31, 2005

(Stated in Cdn. Dollars)

- UNAUDITED -

BYRON GLOBAL CORP.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

March 31,

December 31,

2005

2004

ASSETS

CURRENT ASSETS

Cash

$

2,141

$

6,209

Accounts receivable

707

571

Marketable securities (Note 3)

155,419

222,695

158,267

229,475

CAPITAL ASSETS (Note 4)

1,553

1,668

$

159,820

$

231,143

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities

$

23,987

$

25,711

Note payable (Note 5)

306,430

299,310

Due to shareholder (Note 6)

139,896

130,169

470,313

455,190

DEFICIT LESS CAPITAL STOCK

DEFICIT

(15,423,180)

(15,336,734)

CAPITAL STOCK

Authorized -

Unlimited number of common shares

Issued -

3,089,998 common shares

15,112,687

15,112,687

(310,493)

(224,047)

$

159,820

$

231,143

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

Three Months

Three Months

Ended

Ended

March 31,

March 31,

2005

2004

EXPENSES

Administration and general

$

6,205

$

4,807

Amortization of capital assets

115

161

Foreign exchange loss

1,106

1,061

Interest

8,653

7,182

Legal fees

3,091

1,875

NET LOSS FOR THE PERIOD

$

19,170

$

15,086

NET LOSS PER SHARE

$

0.01

$

0.01

The accompanying notes are an integral part of these financial statements.

-  -

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

Deficit

Deficit

Accumulated

Accumulated

Accumulated

Number of

Prior to

During the

Other

Common

Development

Development

Comprehensive

Stockholders'

Shares

Amount

Stage

Stage

Income

Equity

BALANCE,  DECEMBER 31,  2004

$

3,089,998

$

15,112,687

$

(13,801,947)

$

(1,500,206)

$

(34,581)

$

(224,047)

Other comprehensive income (loss)

-

-

-

-

(67,276)

(67,276)

Net loss for the period

-

-

-

(19,170)

-

(19,170)

BALANCE, MARCH 31, 2004

$

3,089,998

$

15,112,687

$

(13,801,947)

$

(1,519,376)

$

(101,857)

$

(310,493)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated on Cdn. Dollars)

Three Months

Three Months

Ended

Ended

March 31

March 31

2004

2003

CASH FROM OPERATIONS

Net loss for the period

$

(19,170)

$

(15,086)

Item not involving cash -

Amortization

115

161

(19,055)

(14,925)

Change in -

Accounts receivable

(136)

(969)

Accounts payable and accrued liabilities

(1,724)

2,016

Notes payable

7,120

7,055

Due to shareholder

9,727

4,664

NET CHANGE IN CASH DURING THE PERIOD

(4,068)

(2,159)

CASH - BEGINNING OF PERIOD

6,209

3,402

CASH - END OF PERIOD

$

2,141

$

1,243

The accompanying notes are an integral part of these financial statements.

-  -

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

-  -

BYRON GLOBAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2005

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. and Bio-America Inc. and have been classified as available for sale.

-  -

4.

CAPITAL ASSETS

2005

2004

Accumulated

Cost

Amortization

Net

Net

Computer equipment

$

3,640

$

2,466

$

1,174

$

1,270

Office equipment

778

399

379

398

$

4,418

$

2,865

$

1,553

$

1,668

5.

NOTE PAYABLE

2005

2004

8% convertible unsecured debenture in the amount of U.S $253,318 (2004- U.S. $248,431) repayable on demand with no set repayment terms, due on January 31, 2004 and on demand thereafter.  The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.   $306,430$299,310

6.

DUE TO SHAREHOLDER

2005

2004

8% promissory notes from a shareholder repayable on

on demand with no set terms of repayment.

$

128,525

$

121,438

Accrued interest

11,371

8,731

$

139,896

$

130,169

-  -

BYRON GLOBAL CORP.

  (Formerly Byron Resources Inc.)

3903 – 2045 Lakeshore Blvd. West,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres@sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE- Q1 March 31, 2005

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the “Company”), certify that:

1. the Unaudited Report on Form 6-K of the Company for the period ended March 31, 2005 as filed with the Securities and Exchange Commission on May 26, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

May 26, 2005

/s/ Ross McGroarty                                                      /s/ David L. Hynes

Ross McGroarty                                                            David L. Hynes

Chairman of the Board and Secretary                             President, CEO

-  -